# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BioRestorative Therapies, Inc., CIK 0001505497
CUSIP: 090655606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40 Marcus Drive, Suite One, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001021771-21-000022
Filed by CIK 0001756228
Persons authorized to receive notices and communications: Fred Skolnik, Esq., 90 Merrick Avenue, 9th Floor, East Meadow, New York (NY), 11554, 516-296-7048

## Reporting persons
- ALSTODT LANCE (CIK 0001756228): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 1,236,809; shared voting power 0; sole dispositive power 1,236,809; shared dispositive power 0; aggregate amount beneficially owned 1,236,809 (15.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BioRestorative Therapies, Inc.
Address of issuer's principal executive offices: 40 Marcus Drive, Suite One, Melville, New York (NY), 11747

## Item 2. Identity and Background
Name of person filing: Lance Alstodt
Residence or business address: 40 Marcus Drive, Suite One, Melville, New York 11747
Present principal occupation or employment: The Reporting Person is employed as Chief Executive Officer, President and Chairman of the Board of the Company.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding in the last five years.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 14, 2025, the Company granted to the Reporting Person a ten year option for the purchase of 791,885 shares of Common Stock of the Company at an exercise price of $2.46 per share. The option is exercisable to the extent of (a) 395,943 shares effective as of the date of grant, and (b) 395,942 shares in eight nearly equal quarterly installments commencing one year from the date of grant.

Reference is made to the Incentive Stock Option Award Agreement attached hereto as Exhibit (1) for a complete description of the option granted to the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person is the beneficial owner of 1,236,809 shares of Common Stock of the Company (or approximately 15.5% of the outstanding Common Stock of the Company based upon there being 6,919,919 shares of Common Stock of the Company outstanding as of February 14, 2025, based upon the number of shares of Common Stock outstanding as of November 12, 2024, as set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024). Of such number, 1,064,937 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the 1,236,809 shares beneficially owned.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company, except as reported in Item 4 hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 5 hereof with respect to options held by the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Incentive Stock Option Award Agreement, dated as of February 14, 2025, between the Company and the Reporting Person.

## Signatures
- ALSTODT LANCE: /s/ Lance Alstodt, ALSTODT LANCE (02/18/2025)